

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2012

<u>Via Mail</u>
Xie Cunxia
Chief Financial Officer
SkyPeople Fruit Juice, Inc.
16F, National Bank Tower, No. 2
Gaoxin 1ˢᵗ Road, Xi'an, China 710075

> **Re: SkyPeople Fruit Juice, Inc.**
> **Form 8-K**
> **Filed December 30, 2011**
> **File No. 001-34502**

Dear Ms. Cunxia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed December 30, 2011</u>

1.   Please correct the file number on the cover page of your filing. The correct file number appears to be 001-34502.

2.   Please amend your filing to disclose whether the audit reports issued on the financial statements for either of the past two fiscal years contained an adverse opinion or disclaimer of opinion or was otherwise qualified or modified. Please refer to the disclosure requirement of Regulation S-K, Item 304(a)(1)(ii) for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Buskirk at (202) 551-3717 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief